Exhibit 99.1

Formerly 4Front Holdings, LLC

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019 (unaudited)

(EXPRESSED IN THOUSANDS OF US DOLLARS)

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

TABLE OF CONTENTS

Page(s)
FINANCIAL STATEMENTS:

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to Condensed Consolidated Interim Financial Statements	5-36

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2020 (unaudited) and December 31, 2019

Amounts expressed in thousands of United States dollars unless otherwise stated

	Note	March 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash		$9,288	$5,789
Accounts receivable		786	677
Other receivables		247	325
Lease receivables		11.186	9,556
Inventory	5	12,638	9,138
Biological assets	6	1,226	2,187
Notes receivable		1,644	1,871
Prepaid expenses		1,919	2,198
Total current assets		38,934	31,741

Restricted cash		—	2,352
Property and equipment, net	7	45,091	41,822
Notes receivable		1,135	1,049
Lease receivables		22,477	23,944
Intangible assets	8,9	40,665	41,442
Goodwill	8,9	28,854	33,988
Right-of-use assets	10	32,696	20,476
Investments		759	759
Deposits		4,947	6,346
TOTAL ASSETS		$215,558	$203,919

LIABILITIES AND EQUITY

LIABILITIES
Current Liabilities
Accounts payable and accrued expenses		$9,414	$8,138
Taxes payable		2,569	1,609
Lease liability	10	1,230	972
Convertible notes	11	2,651	—
Contingent consideration payable	17	750	750
Notes payable and accrued interest	11	7,115	7,382
Total current liabilities		23,729	18,851

Convertible notes	11	35,982	35,607
Notes payable and accrued interest	11	44,326	44,289
Long term notes payable	11	1,941	1,903
Long term accounts payable		1,600	1,600
Contingent consideration payable	9,17	4,714	4,714
Lease liability	10	33,288	20,976
TOTAL LIABILITIES		145,580	127,940

EQUITY (DEFICIENCY)
Equity attributable to 4Front Ventures Corp.		252,656	252,656
Reserves		27,783	25,618
Deficit		(210,238)	(202,090)
Non-controlling interest	14	(223)	(205)
TOTAL EQUITY		69,978	75,979
TOTAL LIABILITIES AND EQUITY (DEFICIENCY)		$215,558	$203,919

Nature of Operations (Note 1)
Contingencies (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

	Note	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019

REVENUE		$16,950	$3,466

Cost of goods sold, sale of grown and manufactured products		(2,815)	(1,227)
Cost of goods sold, sale of purchased products		(4,684)	(1,137)
Gross profit before fair value adjustments		9,451	1,102

Realized fair value included in inventory sold		(137)	(57)
Unrealized fair value gain on biological assets	6	373	592
Gross profit		9,687	1,637

OPERATING EXPENSES

Selling and marketing expenses		7,633	1,631
General and administrative expenses		5,223	3,891
Depreciation and amortization	7,8,10	1,340	652
Equity based compensation	15	1,227	459
Total operating expenses		15,423	6,633
Loss from Operations		(5,736)	(4,996)

Other Income (Expense)
Interest income		56	—
Interest expense		(3,307)	(355)
Accretion		173	—
Gain on sale of subsidiary		1,652	—
Foreign exchange gain		37	—
Total Other Income (Expense)		(1,389)	(355)

Net Loss from Continuing Operations Before Income Taxes		(7,125)	(5,351)

Income Tax Expense	22	(862)	(470)

Net Loss from Continuing Operations, Net of Taxes		(7,987)	(5,821)

Net (Loss) Income from Discontinued Operations, Net of Taxes		(179)	42

Net Loss		(8,166)	(5,779)

Net Loss Attributable to Non-Controlling Interest		(18)	(86)

Net Loss Attributable to Shareholders		$(8,148)	$(5,693)

Basic and Diluted Loss Per Share		$(0.02)	$(0.02)
Weighted Average Number of Shares Outstanding, Basic and Diluted		531,552,819	340,370,271

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Condensed Consolidated Interim Statements of Equity

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

		Share Capital					Total 4Front
	Note	Units	Shares	Amount	Reserves	Deficit	Ventures Corp. Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, December 31, 2018		803,591	—	$68,960	$2,227	$(21,487)	$49,700	$(1,668)	$48,032
Class F units of Holdings for acquisition of PHX	9	5,496	—	2,675	—	—	2,675	—	2,675
Class F units of Holdings for acquisition of non-controlling interests	9	4,772	—	2,323	—	—	2,323	—	2,323
Purchase of non-controlling interests		—	—	(1,101)	—	—	(1,101)	(1,222)	(2,323)
Share-based compensation	15	1,067	—	—	459	—	459	—	459
Net loss		—	—	—	—	(5,693)	(5,693)	(86)	(5,779)
Balance, March 31, 2019		814,926	—	$72,857	$2,686	$(27,180)	$48,363	$(2,976)	$45,387

		Share Capital					Total 4Front
	Note	Units	Shares	Amount	Reserves	Deficit	Ventures Corp. Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, December 31, 2019		—	531,522,819	$252,656	$25,618	$(202,090)	$76,184	$(205)	$75,979
GGP warrants issued with convertible debt		—	—	—	562	—	562	—	562
Conversion option on GGP notes transferred to equity		—	—	—	376	—	376	—	376
Share-based compensation	15	—	—	—	1,227	—	1,227	—	1,227
Net loss		—	—	—	—	(8,148)	(8,148)	(18)	(8,166)
Balance, March 31, 2020		—	531,522,819	$252,656	$27,783	$(210,238)	$70,201	$(223)	$69,978

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Condensed Consolidated Interim Statements of Cash Flows

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

	Three Months Ended
	March 31, 2020	March 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(8,148)	$(5,693)
Net loss attributable to non-controlling interest	(18)	(86)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	1,896	785
Equity based compensation	1,227	459
Accrued interest on notes payable	1,578	203
Accretion of convertible debenture and interest	173	—
Interest accrued - lease receivable	(120)	—
Deferred rent	—	2
Deferred tax recovery	—	157
Changes in operating assets and liabilities	(846)	(328)
NET CASH USED IN CONTINUED OPERATING ACTIVITIES	(4,258)	(4,501)
Net cash used in discontinued operation activities (Note 23)	(43)	(60)
NET CASH USED IN OPERATING ACTIVITIES	(4,301)	(4,561)

CASH FLOWS FROM INVESTING ACTIVITIES
Long term deposits	1,399	—
Issuance of notes receivable, net of repayments	141	(791)
Sale of PHX Interactive	6,000	—
Purchase of PHX Interactive, net cash	—	(3,258)
Purchases of property and equipment	(3,931)	(1,054)
NET CASH PROVIDED BY (USED IN) CONTINUED INVESTING ACTIVITIES	3,609	(5,103)
Net cash used in discontinued investing activities (Note 23)	(32)	—
NET CASH USED IN INVESTING ACTIVITIES	3,577	(5,103)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party loan	—	13,000
Lease payments (lessee)	(75)	(552)
Notes payable received, net restricted cash and costs	2,025	—
Issuance of convertible debt	2,810	—
Repayment of notes payable	(597)	(280)
NET CASH PROVIDED BY CONTINUED FINANCING ACTIVITIES	4,163	12,168
Net cash used in discontinued financing activities (Note 23)	60	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,223	12,168

NET INCREASE IN CASH	3,499	2,504
CASH, BEGINNING OF YEAR	5,789	1,435

CASH, END OF YEAR	$9,288	$3,939

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

1.	NATURE OF OPERATIONS

4Front Ventures Corp. (“4Front” or the “Company”) exists pursuant to the provisions of the British Columbia Corporations Act. On July 31, 2019, 4Front Holdings LLC (“Holdings”) completed a Reverse Takeover Transaction (“RTO”) with Cannex Capital Holdings, Inc. (“Cannex”) whereby Holdings acquired Cannex and the shareholders of Holdings became the controlling shareholders of the Company (Note 9). Following the RTO, the Company is listed on the Canadian Securities Exchange (“CSE”) under the ticker “FFNT” and are quoted on the OTC (OTCQX: FFNTF).

As of March 31, 2020, the Company operates 10 dispensaries in Massachusetts, Illinois, Maryland, Michigan, Pennsylvania, and Arkansas. The Company operates two production facilities in Massachusetts, and one in Illinois.

The Company leases real estate and sells equipment, supplies and intellectual property to cannabis producers in the state of Washington. The Company also owns and operates Pure Ratios (which was acquired by Cannex in June 2019), a CBD-focused wellness company in California, that sells non-THC products throughout the United States.

While marijuana and CBD-infused products are legal under the laws of several U.S. states (with varying restrictions), the United States Federal Controlled Substances Act classifies all “marijuana” as a Schedule I drug, whether for medical or recreational use. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision.

The Company’s business could be materially and adversely affected by the outbreak of a widespread epidemic or pandemic or other public health crisis, including arising from the novel strain of the coronavirus known as “COVID-19.” This has resulted in significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on our future financial results.

The head office address of the Company is 5060 North 40th Street, Suite 120, Phoenix, Arizona, and the registered office is 550 Burrard Street, Suite 2900, Vancouver, British Columbia.

2.	BASIS OF PRESENTATION

(a)    Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2019. They do not include all the information required for a complete set of International Financial Reporting Standards (“IFRS”) financial statements. However, selected explanatory notes are included to explain events and transactions deemed significant to provide an understanding of the changes in the Company’s financial position and performance since its most recent annual financial statements.

5

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

These condensed consolidated interim financial statements were approved and authorized by the Board of Directors on July 13, 2020.

(b)   Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in United States dollars (“$”) which is the functional currency of 4Front and its subsidiaries. Financial amounts are expressed in United States dollars unless indicated otherwise.

3.	SUMMARY OF SIGNICANT ACCOUNTING POICIES

(a)    Critical accounting estimates and judgements

The preparation of the Company’s condensed interim consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

(b)   New or amended standards adopted effective January 1, 2020

The Company has not adopted any new or amended IFRS standards during the period ended March 31, 2020.

4.	CAPITAL MANAGEMENT

The Company’s primary objectives, when managing its capital, are to maintain adequate levels of funding to ensure the Company’s ability to continue as a going concern, support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as notes payable, convertible notes and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

Capital is comprised of the Company’s shareholders’ equity. As of March 31, 2020, the Company’s shareholders’ equity was $69,977. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2020. The Company is exposed to certain externally imposed capital requirements, as described in Note 11. Compliance with these covenants was suspended by the lender until July 31, 2020.

6

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

5.	INVENTORY

Raw material is harvested cannabis where the flower has not been removed. Work in process is processed bulk flower and processed cannabis oil. Finished goods are cultivation supplies to be sold to cultivators, purchased and manufactured packaged flower, pre-rolls, vape cartridges, edibles, CBD products, and paraphernalia.

	March 31, 2020	December 31, 2019
Raw materials – harvested cannabis	$615	$659
Raw materials – CBD and ingredients	118	76
Work in process – flower and extract	7,520	6,098
Finished goods – cultivation supplies	149	677
Finished goods – packaged products	4,236	1,628
Total	$12,638	$9,138

6.	BIOLOGICAL ASSETS

Biological assets consist of live cannabis plants. For the three month period ended March 31, 2020 and the year ended December 31, 2019, the changes in the carrying value of biological assets are shown below.

	March 31, 2020	December 31, 2019
Opening balance	$2,187	$755
Cost to grow harvested and live plants	3,230	7,246
Net change in fair value less costs to sell due to biological transformation	373	782
Transferred to inventory upon harvest	(4,564)	(6,596)
Total	$1,226	$2,187

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

•	Selling price - calculated as the annual historical selling price for flower sold by the Company, which is expected to approximate future selling prices.
•	Percentage of completion - represents the percentage of total expected costs incurred from growing biological assets as of the measurement date.
•	Yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.
•	Wastage - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.
•	Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the product post-harvest, consisting of the cost of direct and indirect materials and labor related to labeling and packaging.

7

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

The following table quantifies each significant unobservable input and also provides the impact of a 5% increase/decrease in each input would have on the fair value of biological assets:

	March 31, 2020	December 31, 2019	5% Change as of 3/31/2020	5% Change as of 12/31/2019
Average selling price of flower per gram	$5.67	$6.30	$61	$109
Post harvesting costs per gram	$.35	$1.75	$12	$21
Yield per plant in grams	168	142	$109	$109
Percentage of completion	64%	65%	$95	$108

Biological assets are measured using Level 3 inputs, and therefore are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Biological assets were on average at a comparable stage of growth in 2020 (64% complete) compared to December 31, 2019 (65% complete). The Company aggregates fair value on a percentage of completion. As a result, a cannabis plant that is 50% through its estimated total grow cycle would be ascribed approximately 50% of its harvest date expected fair value (subject to wastage adjustments).

8

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

7.	PROPERTY AND EQUIPMENT

Property and equipment and related depreciation are summarized in the table below:

Cost	Buildings	Building Improvements	Furniture, Equipment, and Other	Leasehold Improvements	Total
Balance, December 31, 2018	674	2,586	2,843	14,286	20,389
Additions	7,487	1,983	4,273	9,289	23,032
Acquisitions	—	—	357	1,137	1,494
Balance, December 31, 2019	$8,161	$4,569	$7,473	$24,712	$44,915
Additions	335	225	2,119	1,568	4,247
Disposals	—	—	(55)	(229)	(284)
Balance, March 31, 2020	$8,496	$4,794	$9,537	$26,051	$48,878

Accumulated Depreciation
Balance, December 31, 2018	12	174	174	180	540
Depreciation	101	305	763	1,384	2,553
Balance, December 31, 2019	113	479	937	1,564	3,093
Depreciation	109	101	332	152	694
Balance, March 31, 2020	$222	$580	$1,269	$1,716	$3,787

Net book value
December 31, 2018	$662	$2,412	$2,669	$14,106	$19,849
December 31, 2019	$8,048	$4,090	$6,536	$23,148	$41,822
March 31, 2020	$8,274	$4,214	$8,268	$24,335	$45,091

Depreciation expense for the three months ended March 31, 2020 and 2019 was $694 and $370 respectively. ROU assets and depreciation are not included in the table above. Depreciation of $492 and $122 was included in cost of goods sold for the three months ended March 31, 2020 and 2019, respectively.

9

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

8.	INTANGIBLE ASSETS AND GOODWILL

The net book value of intangible assets including trademarks acquired through the business combination with Cannex at March 31, 2020 and DecemberMarch 31, 2020 and 2019 are comprised of:

(a)    Goodwill

A summary of goodwill is as follows:

Balance, December 31, 2018	$6,066
Cannex acquisition (Note 9)	166,557
Om acquisition (Note 9)	1,435
PHX/Greens Goddess acquisition (Note 9)	6,225
Impairment	(146,295)
Balance, December 31, 2019	33,988
Disposal of PHX/Greens Goddess (Note 23)	(5,134)

Balance, March 31, 2020	$28,854

(b)   Intangible Assets

	Licenses	Customer Relationships	Non-Competition Agreements	Trademarks	Know-How	Total
Balance, December 31, 2018	$18,741	$2,827	$237	$88	$—	$21,893
Cannex acquisition (Note 9)	—	—	—	3,900	9,700	13,600
Om of Medicine acquisition (Note 9)	7,700	—	—	—	—	7,700
Accumulated amortization	—	(580)	(100)	(263)	(808)	(1,751)
Balance, December 31, 2019	$26,441	$2,247	$137	$3,725	$8,892	$41,442
Amortization expense	—	(145)	(26)	(508)	(98)	(777)
Balance, March 31, 2020	$26,441	$2,102	$111	$3,717	$8,794	$40,665

(c)   Impairment of Intangible Assets and Goodwill

On an annual basis, the Company assesses the Company’s CGUs for indicators of impairment or when facts or circumstances suggest that the carrying amount may exceed the recoverable amount. Goodwill is tested for impairment annually. For the purpose of impairment testing, goodwill is allocated to the Company’s CGUs to which it relates.

Goodwill was not tested during the three months ended March 31, 2020 and 2019.-

10

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

9.	ACQUISITIONS AND BUSINESS COMBINATIONS

Cannex Capital Holdings, Inc.

On July 31, 2019, 4Front Holdings LLC (“Holdings”) and Cannex Capital Holdings, Inc. (“Cannex”) completed their business combination and the creation of 4Front Ventures Corp. (“4Front”). The acquisition combines Cannex’s understanding of large-scale cultivation and manufacturing operations with 4Front’s existing asset base and its retail and regulatory capabilities.

The business combination was completed by way of a plan of arrangement agreement under the Business Corporations Act (British Columbia) pursuant to the terms of the business combination agreement among Holdings, Cannex, 4Front and 1196260 B.C. Ltd. dated March 1, 2019, as amended (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, the former owners of Holdings exchanged, through a series of transactions, their respective interests in Holdings in exchange for a total of 340.4 million shares in 4Front when calculated as if all share classes were converted to Subordinate Voting Shares.

Holdings has been identified for accounting purposes as the acquirer, and accordingly 4Front is considered a continuation of Holdings and the net assets of Cannex on July 31, 2019, the date of the business combination, are deemed to have been acquired by Holdings.

The Company recorded the acquired balance at fair value as determined by third party valuation firms. The purchase price allocation (PPA) is preliminary and the Company has up to one year to make adjustments to the purchase price allocation. The following table summarizes the preliminary purchase price allocation:

Consideration transferred:
Equity issued (1)	$181,110
Fair value of GGP warrants (2)	5,779
Replacement warrants (3)	5,317
Replacement stock options (4)	6,825
Total	$199,031

Fair value of net assets acquired:
Cash	$9,119
Accounts receivable	1,869
Prepaid expenses	352
Inventory	527
Property and equipment	1,230
Notes receivable	2,233
Notes receivable – 4Front (5)	12,497
Deposits – equipment	2,182
Deposits – real estate	820
Right-of-use assets	15,160

Investments	759

11

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

Lease receivables	33,192
Intangible assets	13,600
Goodwill	166,557
Accounts payable and accrued liabilities	(3,042)
Notes payable	(201)
Contingent consideration payable – Pure Ratios	(1,500)
Convertible notes	(39,881)
Lease liability	(16,442)
$199,031

(1)	As part of the business combination, 190,482,146 shares were issued to Cannex investors with a value of $0.95 per share ($1.25 CAD).

(2)	On July 31, 2019, 13,521,328 warrants that were held by Gotham Green Partners (the “GGP Warrants”) were replaced with warrants with the same terms in 4Front Ventures Corp, with a fair value of $5,779.

In determining the fair value of the warrants issued to GGP, the Company used the Black-Scholes option pricing model with the following weighted average assumptions:

July 31, 2019
Risk-Free Interest Rate	1.84%
Expected Life of Options (years)	2.31
Expected Annualized Volatility	89%
Expected Forfeiture Rate	nil
Expected Dividend Yield	nil
Black-Scholes Value of Each Option	$0.43

(3)	On July 31, 2019, 25,251,757 warrants that were held by third parties, were replaced with warrants with the same terms in 4Front Ventures Corp, which had a total fair value of $5,317 determined using the Black-Scholes valuation model (Note 13). The value of these warrants is recorded as derivative liability, as the exercise price of these warrants are denominated in a foreign currency, Canadian Dollars.

(4)	On July 31, 2019, 16,346,665 stock options held by Cannex shareholders were replaced with stock options of 4Front. These replacement options had the same terms as the original options. The fair value of the replacement options was $9,098, determined using the Black-Scholes model. The consideration for the business combination includes $6,825 for replacement options, relating to past service with the remaining $2,273 recognized over the vesting period.

(5)	As at July 31, 2019, Cannex had advanced the Company $12,497. The note is eliminated upon consolidation.

12

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

Cannex Capital Holdings, Inc. (Continued)

Intangible assets comprise of trademarks with a fair value of $3,900 and know-how with a fair value of $9,700. The goodwill of $166,557 is attributable mainly to the skills and technical expertise of Cannex’s work force and the synergies expected to be achieved from integrating Cannex into 4Front’s existing

Cannabis business. None of the goodwill recognized is expected to be deductible for tax purposes.

During the year ended December 31, 2019, the Company recognized an impairment loss of $131,406 related to the business combination with Cannex.

Acquisition costs of $2,324, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the year ended December 31, 2019.

Om of Medicine LLC

On April 15, 2019, the Company acquired 100% of Om of Medicine LLC (“OM of Medicine”), a dispensary in Michigan. The purpose of the acquisition was to expand the Company’s presence to Michigan.

The acquisition was accounted for in accordance with IFRS 3, and related operating results are included in the accompanying consolidated statements of operations, changes in equity and statement of cash flows for periods subsequent to the date of acquisition.

Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. During the fourth quarter of 2019, management performed its annual impairment test and concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of goodwill and intangibles assets of $2,651.

The transaction was accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

The following table summarizes the preliminary purchase price allocation:

Consideration transferred:
Cash	$227
Contingent consideration (1)	3,750
Payables issued (2)	1,058
Equity paid (3)	4,400
Total	$9,435

13

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

Fair value of net assets acquired:
Cash	$51
Inventory	298
Property and equipment	192
Right-of-use assets	574
Goodwill	1,435
Intangible assets	7,700
Accounts payable and accrued liabilities	(161)
Notes payable	(80)
Lease liability	(574)
$9,435

(1)	Contingent consideration is payable depending on reaching certain future sales targets by Om of Medicine LLC. The Company determined the contingent payments to be $3,750. See Note 17.

(2)	Consists of $1,058 held back by the Company to pay future taxes, other expenses or payments to the sellers.
(3)	As part of the business combination, 9,040 Class F shares were issued which were valued at $4,400.

Acquisition costs of $29, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the period in which they were incurred.

PHX Interactive, LLC

On February 22, 2019, the Company completed an acquisition of 100% of PHX Interactive, LLC (“PHX”), an entity that operates Greens Goddess Products, Inc., a cannabis license holder and dispensary operator in Phoenix, Arizona. The purpose of the acquisition was to expand the Company’s operations to Arizona.

The acquisition was accounted for in accordance with IFRS 3, and related operating results are included in the accompanying consolidated statements of operations and comprehensive loss, changes in equity and statement of cash flows for periods subsequent to the date of acquisition. Due to a management agreement between PHX and Greens Goddess, PHX controls Greens Goddess and the Company consolidates both PHX and Greens Goddess from the date of acquisition.

Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The transaction was accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

14

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

PHX Interactive, LLC (continued)

The following table summarizes the preliminary purchase price allocation:

Consideration transferred:
Cash	$3,360
Payables issued (1)	305
Equity paid (2)	2,675
Total	$6,340

Fair value of net assets acquired:
Cash	$102
Inventory	91
Property and equipment	72
Deposits	2
Goodwill	6,225
Accounts payable and accrued liabilities	(152)
6,340

(1)	Consists of $305 held back by the Company to pay certain vendor payables.
(2)	As part of the business combination, 5,496 Class F shares were issued which were valued at $2,675.

On March 30, 2020, the Company announced the divesture of PHX and Green Goddess to a third party for cash of $6,000 .

Preliminary Fair Value Estimates

The purchase price allocations for the acquisitions, as set forth in the tables above, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period. The primary areas of the preliminary purchase price allocations relate to the valuation of deferred tax liabilities, intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected.

15

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

10.	LEASES

(a)	The Company as a Lessee

The Company initially adopted IFRS 16 effective January 1, 2019, whereby the amount recognized as a right-of-use asset was equal to the present value of the future lease payments due under outstanding leases at January 1, 2019. The right-of-use assets are being depreciated on a straight-line basis over the remaining term of the underlying lease as there are no options to acquire or otherwise transfer ownership of the underlying asset to the Company at the end of the lease term. Right of use assets consist of the following:

Right of Use
Balance, January 1, 2019	$—
Adoption of IFRS 16	5,580
Acquisition	15,734
Additions	936
Disposals	(933)
Depreciation	(841)
Balance, December 31, 2019	$20,476
Additions	12,645
Depreciation	(425)
Balance, March 31, 2020	$32,696

The lease obligations consist of the following:

	March 31, 2020	December 31, 2019
Balance, beginning of the year	$21,948	$87
Adoption of IFRS 16	—	5,810
Acquisitions	—	17,016
Additions	11,966	936
Disposals	—	(968)
Interest	860	1,157
Principal payments	(256)	(2,090)
Balance, end of the year	$34,518	$21,948
Less current portion	(1,230)	(972)
Long term lease obligations	$33,288	$ 20,976

16

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

(a)	The Company as a Lessee

Future minimum lease payments (principal and interest) on the leases is as follows:

March 31, 2020
2020	$4,234
2021	5,038
2022	5,111
2023	5,000
2024	4,841
Thereafter	34.699
Total minimum lease payments	$58,923
Effect of discounting	(24,405)
Present value of minimum lease payments	$34,518
Current portion lease obligations	(1,230)
Long term lease obligations	$33,288

The Company has right-of-use assets and lease liabilities for leased real estate for dispensaries, cultivation facilities and office space. The incremental borrowing rate for the Company at January 1, 2019 and through March 31, 2020 was 10.25%.

(b)	The Company as a Lessor:

The Company is a landlord for one lease and one sublease for cannabis facilities with two licensed cannabis cultivators in the state of Washington. The Company acquired these leases in the Cannex business combination. The Company owns one of the facilities and leases the other from a third party. The following table summarizes changes in the Company’s lease receivables:

	March 31, 2020	December 31, 2019
Balance, beginning of the year	$33,500	$—
Acquisitions	—	33,192
Interest	2,897	4,528
Lease payments received	(2,734)	(4,220)
Balance, end of the year	$33,663	$33,500
Less current portion	(11,186)	(9,556)
Long term lease obligations	$22,477	$23,944

17

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

(b)	The Company as a Lessor (continued):

Future minimum lease payments receivable (principal and interest) on the leases is as follows:

As of March 31, 2020
2020	$8,232
2021	11,846
2022	12,725
2023	1,575
2024	—
Thereafter	—
Total minimum lease payments	$34,378
Effect of discounting	(715)
Present value of minimum lease payments	$33,663
Current portion lease receivable	(11,186)
Long term lease receivable	$22,477

11.	NOTES PAYABLE AND CONVERTIBLE NOTES

The Company’s notes payable and convertible notes are as follows:

	Gotham Green Partners, LLC	LI Lending, LLC	Other Loans	Total
Balance, December 31, 2018	$—	$—	$9,198	$9,198
Acquisitions (Note 9)	39,881	—	—	39,881
Equity component	(4,874)	—	—	(4,874)
Loans advanced, net	—	44,194	4,145	48,339
Loan payments	(953)	—	(4,058)	(5,011)
Accretion income	(337)	—	—	(337)
Accrued interest	1,890	95	—	1,985
Balance, December 31, 2019	35,607	44,289	9,285	89,181
Loans advanced, net	2,649	—	—	2,649
Loan payments	—	—	(516)	(516)
Accretion income	(173)	—	—	(173)
Accrued interest	550	37	287	874
Balance, March 31, 2020	$38,633	$44,326	$9,056	$92,015

18

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

	Gotham Green Partners, LLC	LI Lending, LLC	Other Loans	Total
Balance, December 31, 2019	$35,607	$44,289	$9,285	$89,181
Less current portion	—	—	(7,382)	(7,382)
Long term portion	35,607	44,289	1,903	81,799

Balance, March 31, 2020	38,633	44,326	9,056	92,015
Less current portion	(2,651)	—	(7,115)	(9,766)
Long term portion	$35,982	$44,326	$1,941	$82,249

Gotham Green Partners LLC

Through the Cannex business combination (Note 9), the Company assumed senior secured convertible notes issued to Gotham Green Partners LLC (“GGP”). The convertible loan has a fair value on acquisition of $39,881 which was determined as the present value of the loan and the fair value of the conversion feature. The fair value of the conversion feature was determined to be $4,874 based on the acquisition date intrinsic value of the option. Upon acquisition, the Company reclassified the fair value of the conversion feature to equity.

The convertible loans have a principal value of $33,502 and a maturity date of November 21, 2021. The notes have a coupon of LIBOR +11% in year 1, LIBOR +10% in year 2 and LIBOR +9.5% in year 3, with agreed voluntary prepayment rights. 50% of the interest accrued monthly is payable in cash and 50% of the interest remains outstanding and accrued.

The notes are exchangeable into shares of the Company at $0.83 per common share. The notes include 7,000,000 warrants to purchase shares for $1.00 per share, 4,511,279 warrants to purchase in shares for $1.33 per share, and 2,010,050 to purchase shares for $1.99 per share.

The Company used an independent valuation company to value the notes as of July 31, 2019 using 10.25%, discount rate which management determined was the rate for similar notes with no conversion feature or warrants. During the three months ended March 31, 2020, the Company recorded $173 in accretion income in relation to the convertible notes.

The Company has financial ratio covenants pertaining to the GGP notes including a fixed charge coverage ratio of above 1:1 and a debt-to-EBITDA ratio below 5:1, with debt calculated as debt less any unrestricted cash. As part of the GGP approval of the business combination with Cannex, the Company’s compliance with the financial ratio covenants was suspended until after July 31, 2020.

19

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

LI Lending LLC

On May 10, 2019, the Company entered into a loan agreement with LI Lending LLC, a related party, for up to $50,000. LI Lending LLC is related by virtue of an officer of the Company being a part-owner of LI Lending LLC. As at March 31, 2020, the Company had drawn $45,000 on the loan, with transaction cost of $806.

The funds advanced under the loan are kept in a bank account that is owned by the Company, however, control can be assumed by the lender in the event of default on the loan. The funds can be used for permitted uses which include the acquisition and development of real estate to be used for cannabis operations.

The loan matures on May 10, 2024 and bears interest at 10.25%. Monthly interest-only payments are required, and all accrued interest was paid through March 31, 2020.

The Company is subject to certain restrictions under the loan agreement, which include the segregation of the proceeds, the use of the funds for permitted uses, and providing security interest on assets acquired with the proceeds. Subsequent to March 31, 2020, the loan was amended. In exchange for consent to allow the sale of the Pennsylvania and Maryland assets and the release of related collateral, the Company has agreed to make prepayments of principal to LI Lending in the amount of $250 per month for an eight-month period beginning on May 1, 2020. Additionally, the Company agreed to pay an increased interest rate of an additional 2% on the final $10,000 of the loan until such time as this amount has been paid down. The remaining loan amount will be subject to the original 10.25% interest rate.

Other

Outstanding as at March 31, 2020 were short term loans totaling $7,115 which were assumed in acquisitions of Healthy Pharms Inc, Om of Medicine LLC and PHX Interactive LLC and through the acquisition of non-controlling interests in three Arkansas entities as follows:

Subsidiary	Terms	March 31, 2020	December 31, 2019
Healthy Pharms Inc.	Secured promissory note originally due November 13, 2019, renegotiated subsequent to March 31, 2020. No interest on the note.	$5,429	$5,429
Om Medicine, LLC	Unsecured promissory note, principal due upon completion of tax deliverables.	1,058	1,058
PHX Interactive LLC	Unsecured promissory note, principal due upon completion of tax deliverables.	427 7	134
Arkansas Entities	Unsecured promissory note, monthly interest payments at 12% per annum	-1	561
Other	Various	2010	20
Total Notes Payable and Convertible Notes		$7,115	$7,382

20

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

At March 31, 2020, the Company had $1,941 (December 31, 2019 - $1,903) in long-term notes payable from the acquisition of non-controlling interest in three Arkansas entities ($1,822), and vehicle and other loans ($119).

Future minimum payments on the notes payable and convertible debt is as follows:

March 31, 2020
2020	$14,974
2021	45,785
2022	7,200
2023	4,568
2024	48,853
Thereafter	—
Total minimum payments	121,380
Effect of discounting	(32,016)
Present value of minimum payments	89,364
Current portion	(7,115)
Long term portion	$82,249

12.	SHARE CAPITAL AND EQUITY

The Company has authorized an unlimited number of Class A Subordinate Voting Shares (“SVS”), Class B Subordinate Proportionate Voting Shares (“PVS”), and Class C Multiple Voting Shares (“MVS”), all with no par value. All share classes are included within share capital in the consolidated statements of shareholder’s equity on an as converted basis. Each share class is entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class of shares will have the right to vote. All share classes are entitled to receive dividends, as and when declared by the Company, on an as-converted basis, and no dividends will be declared by the Company on any individual class unless the Company simultaneously declares or pays dividends on all share classes. No subdivision or consolidation of any share class shall be made without simultaneously subdividing or consolidating all share classes in the same manner.

Class A Subordinate Voting Shares

Holders of Class A Subordinate Voting Shares are entitled to one vote in respect of each SVS.

Class B Subordinate Proportionate Voting Shares

Holders of Class B Subordinate Proportionate Voting Shares are entitled to one vote in respect of each SVS. Each PVS is convertible into 80 SVS at the holders option.

21

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

Class C Multiple Voting Shares

Holders of Class C Multiple Voting Shares are entitled to 800 votes in respect of each MVS. One MVS can convert to one SVS but are not convertible until the later of the date that (i) the aggregate number of PVS and MVS held by the Initial Holders (being the MVS holders on their initial issuance) on are reduced to a number which is less than 50% of the aggregate number of PVS and MVS held by the Initial Holders on the date of completion of the Business Combination with Cannex, and (ii) 3 years following the date of the business combination with Cannex.

Series	Shares outstanding as of March 31, 2020	As converted to SVS Shares
Class A – Subordinate Voting Shares	223,190,932	223,190,932
Class B – Proportionate Subordinate Voting Shares	3,838,181	307,054,480
Class C – Multiple Voting Shares	1,276,208	1,276,208
		531,521,620

13.	WARRANTS

As of March 31, 2020, there were share purchase warrants outstanding to purchase up to 19,164,826 SVS shares:

Series	Number of warrants	Weighted average exercise price
Balance, December 31, 2019	42,186,503	$1.14
Issued	2,230,080	0.67
Expired	(25,251,757)	—
Balance, March 31, 2020	19,164,826	$1.06

As of March 31, 2020, the Company has the following warrants outstanding and exercisable.

Warrants Outstanding	Exercise Price	Expiry Date
7,000,000	$1.00	November 21, 2021
4,511,278	$1.33	November 21, 2021
2,010,050	$1.99	November 21, 2021
3,413,418	$0.53	October 3, 2020
2,230,080	$0.67	January 29, 2023
19,164,826

22

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

14.	NON-CONTROLLING INTEREST

The non-controlling interest of the Company for each affiliate are summarized in the following:

	Premium Medicine of Maryland	Silver Spring Consulting Group	Mission MA	Illinois Grown Medicine	Chesapeake Integrated Health Institute	Harborside Illinois Grown Medicine	Adroit Consulting Group	Mission Maryland	Other	Total
Balance at December 31, 2018	$(444)	$(37)	$(663)	$(600)	$(267)	$(212)	$12	$60	$483	$(1,668)
Purchase of non-controlling interest	—	—	663	600	267	308	(12)	(53)	(7)	1,766
Net income attributable to non-controlling interest	94	182	—	—	—	(96)	—	(7)	(476)	(303)
Balance at December 31, 2019	$(350)	$145	$—	$—	$—	$—	$—	$—	$—	$(205)
Net income attributable to non-controlling interest	(8)	(10)	—	—	—	—	—	—	—	(18)
Balance at March 31, 2020	$(358)	$135	$—	$—	$—	$—	$—	$—	$—	$(223)

15.	SHARE-BASED COMPENSATION

The Company adopted two equity incentive plans where the Company may grant both Class A and Class B stock options. Under the terms of the plans, the maximum number of stock options which may be granted are a total of ten percent of the number of shares outstanding assuming conversion of all shares to SVS. The exercise price for stock options issued under the plans will be set by the compensation committee of the board of directors but will not be less than 100% of the fair market value of the Company’s shares on the grant date. Stock options have a maximum term of 10 years from the date of grant. Stock options vest at the discretion of the Board.

As of March 31, 2020, the Company had the following options outstanding and exercisable on an as-converted basis:

Grant Date	Strike Price in CAD$	Options Outstanding	Exercisable Options	Life Remaining (years)
July 31, 2019	1.00	10,450,000	10,450,000	2.70
July 31, 2019	1.00	1,975,000	908,332	3.52
July 31, 2019	1.50	3,121,666	1,110,000	4.20
July 31, 2019	1.50	800,000	166,667	4.21
July 31, 2019	0.10	6,791,760	6,791,760	4.47
August 22, 2019	0.80	7,491,640	1,108,080	4.40
August 22, 2019	1.00	5,650,000	—	4.40
November 1, 2019	0.80	1,200,000	—	4.59
November 6, 2019	0.80	15,040	—	4.61
February 3, 2020	0.80	425,000	25,000	4.85
		37,920,106	20,559,839	3.89

Through March 31, 2020, 2,038,360 stock options were cancelled or forfeited.

During the three months ended March 31, 2020, the Company recognized share-based compensation of $1,227 (2019 - $459)

23

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

16.	RELATED PARTIES

Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and board of directors. Compensation provided to key management for the three-month period ended March 31, 2020 and 2019 is as follows:

	March 31, 2020	March 31, 2019
Salaries and benefits	$457	$345
Share-based compensation	421	72
	$878	$417

Related party transactions

Certain subsidiaries which were acquired in the business combination with Cannex have contractual relationships with two licensed Washington cannabis producer/processors: Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC

(“7Point”). The sole owner of NWCS holds a minority interest in the Company and is an executive in the Company. The sole owner of 7Point, holds a minority interest in the Company, and is an executive of the Company.

NWCS and the Company are parties to a commercial gross lease expiring December 31, 2022 with two five-year renewal options. For the three months ended March 31, 2020 the Company recognized $2,142 from interest revenue on lease receivable for this lease from the date of the Cannex acquisition.

7Point and the Company are parties to a commercial sublease expiring November 30, 2023 with one five-year renewal option. For the three months ended March 31, 2020 the Company recognized $755 from interest revenue on lease receivable for this lease from the date of the Cannex acquisition.

The Company has entered into a service agreement with NWCS to provide consulting and personnel services for growing and processing for $30 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20 per month for a three-year term expiring January 1, 2021 with automatic renewal for additional three-year terms. The Company recognized a total of $150 for the three months ended March 31, 2020.

NWCS and the Company have entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years expiring January 1, 2021 with automatic renewal for additional three-year periods. The Company recognized total of $323 in revenue for the three months ended March 31, 2020 under the packaging supply agreement.

24

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

At March 31, 2020, the Company held two notes receivable from these related parties with a balance of $529 (2019 -$nil).

As at March 31, 2020, $529 (2019 - $nil) of the Company’s trade receivables were due from NWCS and 7Point (collected subsequent to year end).

An officer of the Company is a part-owner of a LI Lending LLC which extended the Company a real estate improvement/development loan of up to $50,000 of which $45,000 was drawn upon as of March 31, 2020.

An officer of the Company holds an interest in an online marketing company serving the online CBD market which provides online marketing services for Pure Ratios. Pure Ratios paid $1,237 (2019 - $nil) for the three months ended March 31, 2020 to this vendor for marketing services.

The Company has issued notes receivable to related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company had $606 and $696 in such notes at March 31, 2020 and 2019, respectively.

17.	CONTINGENCIES
(a)	Cannabis Industry

Cannabis is still considered a Schedule 1 substance under the Controlled Substance Act. As such, there is an inherent risk related to the federal government’s position on cannabis; additionally, the risk exists, due to the Company’s business in cannabis, that third party service providers could suspend or withdraw services and as well as the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.; however, the Company has deemed it not reasonable to estimate a potential liability related to the possible enforcement of laws against the medical cannabis industry.

25

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

(b)	Contingent consideration payable

As part of the acquisition of Om of Medicine, LLC and Cannex’s prior acquisition of Pure Ratios, the Company is subject to contingent consideration payable to the original vendors. The fair value of the contingent consideration, which is based on specific revenue levels achieved over a 2-3-year period, is as follows:

	Om of Medicine	Pure Ratios	Total
Balance, December 31, 2019	$3,964	$1,500	$5,464
Additions	—	—	—
Accretion	—	—	—
Balance, March 31, 2020	$3,964	$1,500	$5,464

The contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

i)	OM of Medicine: The contingent consideration payable is determined as the amount in excess of gross sales of $3,400 (for fiscal 2020 and 2021) and $3,500 (2022) to a maximum payable of $6,000. At March 31, 2020, the probability of achieving all milestones to Om of Medicine’s contingent consideration payable was estimated to be 57%. If the probabilities of achieving the milestones decreased by 5%, the estimated fair value of the contingent consideration would decrease by approximately $700.

ii)	Pure Ratios: The contingent consideration payable of $750 in SVS of the Company is due upon gross sales exceeding $600 for three consecutive months during the year ended December 31, 2020. At March 31, 2020, the probability of achieving all milestones pertaining to Pure Ratios’ contingent consideration payable was estimated to be 100%. If the probability of achieving the milestones decreased by 5%, the estimated fair value of the contingent consideration would decrease by approximately $75.

(c)	Legal Matters

From time to time, the Company may be involved in certain disputes arising in the ordinary course of business. Such disputes, taken in the aggregate, are not expected to have a material adverse effect on the Company. As of March 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

26

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, accounts receivable, other receivables, notes receivable, restricted cash, investments, accounts payable and accrued expenses, contingent consideration payable, notes payable, and derivative liabilities. The carrying values of these financial instruments approximate their fair values as of March 31, 2020 and December 31, 2019.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the Company’s cash, accounts receivable, other receivables, accounts payable and accrued expenses approximates carrying value due to their short-term nature. The Company’s restricted cash, and investments approximate fair value due to the nature of the instruments. The Company’s notes receivable, convertible notes payable, and notes payable approximate fair value due to the instruments bearing market rate of interest.

There were no transfers between fair value levels during the three months ended March 31, 2020 and the year ending December 31, 2019.

(a)	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(b)	Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, lease receivables, other receivables, and notes receivable. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments.

The risk exposure is limited to the carrying amounts at the statement of financial position date. The risk to cash deposits is mitigated by holding these instruments with regulated financial institutions. Lease receivables, notes receivables and other receivables credit risk arises from the possibility that principal and interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationships.

As of March 31, 2020, the maximum credit exposure related to the carrying amounts of accounts receivable, notes receivable and lease receivable was $37,475.

27

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s secured convertible notes with GGP (Note 11) bear interest at variable rates and is exposed to interest rate risk. If the LIBOR had increased by 1% during the three months ended March 31, 2020, the Company’s net loss would have increased by $95.

(e)	Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. The Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund the Company through the exercise of stock options or warrants will be less. The Company also has bank accounts with balances in Canadian dollars. The value of these bank balances if converted to U.S. dollars will fluctuate. While the Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company. The Company does not have a practice of trading derivatives and does not engage in “natural hedging” for funds held in Canada.

The Company has determined that as at March 31, 2020, the effect of a 10% increase or decrease in the Canadian dollar against the U.S. dollar on financial assets and liabilities would result in an increase or decrease of approximately $98 to comprehensive loss for the three months ended March 31, 2020.

(f)	Other Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to risk of prices to its products due to competitive or regulatory pressures.

28

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

19.	SEGMENT INFORMATION

Operating segments are components of the Company that combine similar business activities, with activities grouped to facilitate the evaluation of business units and allocation of resources by the Company’s board and management. As at March 31, 2020, the Company had five reportable segments:

•	Retail - all Company controlled cannabis dispensaries, and consulting fees for assisting third party dispensaries.
•	Production - production of cannabis products, and the importing of equipment and supplies for resale.
•	Pure Ratios – production and sale of CBD products.
•	Real Estate - leasing of cannabis production facilities in the state of Washington.
•	Corporate

All of the Company’s revenues were earned in the United States and all of the Company’s non-financial long-lived assets are located in the United States.

March 31, 2020	Retail	Production	Real Estate	Pure Ratios	Corporate	Total
Revenues	$11,866	$397	$2,897	$1,790	$—	$16,950
Depreciation and amortization	$1,317	$—	$—	$21	$2	$1,340
Interest income	$—	$—	$—	$—	$56	$56
Interest expense	$—	$—	$—	$—	$3,307	$3,307
Other income	$—	$—	$—	$—	$1,652	$1,652
Share based compensation	$—	$—	$—	$—	$1,227	$1,227
Income (loss) before income taxes	$(1,627)	$93	$2,862	$(614)	$(7,839)	$(7,125)
Income taxes	$862	$—	$—	$—	$—	$862
Total assets	$119,776	$53,939	$37,097	$1,851	$2,895	$215,558

March 31, 2019	Retail	Production	Real Estate	Pure Ratios	Corporate	Total
Revenues	$3,466	$—	$—	$—	$—	$3,466
Depreciation and amortization	$554	$98	$—	$—	$5	$652
Interest income	$—	$—	$—	$—	$—	$—
Interest expense	$—	$—	$—	$—	$355	$355
Other income	$—	$—	$—	$—	$—	$—
Share based compensation	$—	$—	$—	$—	$459	$459
Income (loss) before income taxes	$204	$(103)	$—	$—	$(5,617)	$(5,516)
Income taxes	$470	$—	$—	$—	$—	$470
Total assets	$36,138	$5,284	$—	$—	$20	$41,442

29

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

20.	RESTATEMENT OF 2019 FINANCIAL STATEMENTS

The Company originally concluded that the Company did not control certain entities that own cannabis licenses. The Company held management agreements where it performed management services in exchange for management fees. In preparation of the 2019 year-end financial statements, the Company concluded that by applying IFRS 10, it did have control of these entities upon the execution of the management agreements in 2015 for Mission MA Inc. (“MMA”) and in 2017 for Chesapeake Integrated Health Institute, LLC (“CIHI”) and for Premium Medicine of Maryland (“Premium”).

The correction is being applied to the three months ended March 31, 2019 Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows in the accompanying financial statements.

This correction is prior to additional reclasses on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows as a result of reporting discontinued operations as a single line item. See Note 23.

30

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

The effect of this restatement on the 2019 financial statements are as follows:

Impact on the consolidated statements of operations	As Previously	Effect of
for the three months ended March 31, 2019	Reported	Correction	As Restated

REVENUE	$3,557	$232	$3,789

Cost of goods sold, sale of grown and manufactured products	(1,227)		(1,227)
Cost of goods gold, sale of purchased products	(1,145)	(194)	(1,339)
Gross profit before fair value adjustments	1,185	38	1,223

Realized fair value included in inventory sold	(57)	—	(57)
Unrealized fair value gain on biological assets	592	—	592
Gross profit	1,720	38	1,758

OPERATING EXPENSES

Selling and marketing expenses	1,123	391	1,514
General and administrative expenses	4,056	—	4,056
Depreciation and amortization	588	64	652
Equity based compensation	459	—	459
Total operating expenses	6,226	455	6,681
Loss from Operations	(4,506)	(417)	(4,923)

Other Income (Expense)
Interest income	398	(398)	—
Interest expense	(323)	(32)	(355)
Total Other Income (Expense)	75	(430)	(355)

Net Loss Before Income Taxes	(4,431)	(847)	(5,278)

Income Tax Expense	(501)	—	(501)

Net Loss	(4,932)	(847)	(5,779)

Net Loss Attributable To Non-Controlling Interest	(86)	—	(86)

Net Loss Attributable to Shareholders	$(4,846)	$(847)	$(5,693)

31

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

Impact on the statement of cash flows	As Previously	Effect of
for the three months ended March 31, 2019	Reported	Correction	As Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(4,846)	$(847)	$(5,693)
Net loss attributable to non-controlling interest	(86)	—	(86)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	741	44	785
Accrued interest on notes receivable	(451)	451	—
Equity based compensation	459	—	459
Accrued interest on notes payable to related parties	203	—	203
Deferred rent	2	—	2
Deferred tax liability	157	—	157
Other receivables	93	—	93
Discontinued ops	—	(60)	(60)
Changes in operating assets and liabilities	(249)	(79)	(328)
NET CASH USED IN OPERATING ACTIVITIES	(4,069)	(492)	(4,561)

CASH FLOWS FROM INVESTING ACTIVITIES
Issuance of notes receivable, net of repayments	(1,857)	1,066	(791)
Purchase of PHX, net of cash acquired	(3,258)	—	(3,258)
Purchases of property and equipment	(862)	(192)	(1,054)
NET CASH USED IN INVESTING ACTIVITIES	(5,977)	874	(5,103)

CASH FLOWS FROM FINANCING ACTIVITIES
Lease payments (lessee)	(104)	(448)	(552)
Notes payable received, net restricted cash and costs
Proceeds from related party loan	13,000	—	13,000
Repayment of Notes Payable	(280)	—	(280)

NET CASH PROVIDED BY FINANCING ACTIVITIES	12,616	(448)	12,168

NET INCREASE IN CASH	2,570	(66)	2,504
CASH, BEGINNING OF PERIOD	1,263	172	1,435
CASH, END OF PERIOD	$3,833	$106	$3,939

32

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

21. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital:

Changes in operating assets and liabilities	March 31, 2020	March 31, 2019
Accounts receivable	$(31)	$—
Other receivables	—	93
Deposits	—	52
Inventory and biological assets	(2,303)	(963)
Change in fair value of biological assets	(236)
Prepaid expenses	279	62
Accounts payable	485	(116)
Accrued expenses and other liabilities	—	200
Taxes payable	960	344

	$(846)	$(328)

Non-cash activities during the three months ended March 31, 2020 and 2019 were as follows:

	March 31, 2020	March 31, 2019
Biological assets transferred to Inventory	4,560	1,189

•	Cash paid for interest in for three months ended March 31, 2020 and 2019 was $1,813 and $190 respectively.
•	Cash paid for income taxes for the three months ended March 31, 2020 and 2010 was $Nil for both years.

33

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

22.	INCOME TAXES

On July 31, 2019, the Company converted to a C corporation in the province of British Columbia for US tax purposes due to the reverse takeover of Cannex. Prior to July 31, 2019, the Company was classified as a Limited Liability Corporation (“LLC”) for US tax purposes. As such, prior to July 31, 2019, losses generated from operations were passes through to individual members.

The Company’s statutory U.S federal income tax rate is 27.7%. The Company’s provision for income taxes differs from applying the U.S. federal income tax rate to income before taxes primarily due to state income taxes, certain share-based compensation, warrants accretion, tax credits and miscellaneous permanent differences.

Internal Revenue Code (“IRC”) Section 280E denies, at the US federal level, deductions and credits attributable to a trade or business trafficking in controlled substances. Because the Company is subject to IRC Section 280E, the Company has computed its US tax based on gross receipts less cost of goods sold. The tax provision for the year ended December 31, 2019, has been prepared based on the assumption that cost of goods sold is a valid expense for income tax purposes.

23.	DISPOSALS AND DISCONTINUED OPERATIONS

On January 21, 2020, the Company sold two management companies that controlled two Arkansas cannabis licenses to a third party for $2 million. A gain of $2 million is included in gain on sale of subsidiaries in the Consolidated Statements of Operations and Comprehensive Loss. The entities sold had no operation through the sale date.

On February 22, 2019, the Company acquired PHX Interactive LLC and control of Greens Goddess Inc., an Arizona cannabis dispensary. On March 20, 2020, the Company completed the divestiture of these entities through a sale to a third party for $6 million in cash. On December 31, 2019 the Company tested the Greens Goddess goodwill for impairment and based on the sale price, recorded $1,092 in goodwill impairment. The Company paid a $348 fee to a lender in exchange for allowing the Company to sell the dispensary. This fee is recorded as a disposal cost and is netted with gains as part of gain on sale of subsidiaries in the Consolidated Statements of Operations and Comprehensive Loss.

The entities that were sold during the period ended March 31, 2020 were part of the Retail segment (Note 19).

The Company has classified Greens Goddess as a discontinued operation for the three months ended March 31, 2020 and 2019. The net operating loss for Greens Goddess for the three months ended March 31, 2020 and 2019 are reported as a single line item in the Statements of Operations and Comprehensive Loss and are summarized as follows:

34

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

	2020	2019

REVENUE	$700	$323
Cost of goods gold, sale of purchased products	(466)	(202)
Gross profit before fair value adjustments	234	121

OPERATING EXPENSES
Selling and marketing expenses	288	43
Depreciation and amortization	64	5
Total operating expenses	352	48
Loss from Operations	(118)	73

Income Tax Expense	(61)	(31)

Net Income (Loss) After Income Tax Expense	$(179)	$42

Cash flows generated by Greens Goddess are reported as single line items in each section of the Condensed Consolidated Interim Statements of Cash Flows and are summarized as follows:

	2020	2019

Net Cash Used in Operating Activities	$(43)	$(60)
Net Cash Used in Investing Activities	(32)	—
Net Cash Provided by Financing Activities	60	—
Cash Flows From Discontinued Operations	$(15)	$(60)

35

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

24.	SUBSEQUENT EVENTS

(a)	Selling of Non-Core Assets

On May 1, 2020, the Company announced that it had entered into a definitive agreement to sell its stake in retail cannabis licenses in Pennsylvania and Maryland, netting in excess of $18,000 of cash. On May 8, 2020, the Company completed the sale of its non-core retail licenses in Pennsylvania for a total cash consideration of $10,600.

(b)	Private Placement Debt

The Company announced on May 15, 2020, that it had closed on raising approximately $5,800 in private placement of convertible debt. The convertible debt has an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022. The Notes are exchangeable into subordinate voting shares (“common equivalent”) at a conversion price of $0.25.

36